UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUCCESSFUL FIRST TESTS OF NEW COAL EXPORT TERMINAL AT TRADE PORT
POSIET

Moscow, Russia – February 12, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports successful tests of the new coal export terminal at Primorye Region’s Port Posiet. Modernization of the port’s facilities will enable the company to significantly increase export to the
Asia-Pacific countries. The project’s cost is estimated to total some 4.5 billion rubles.
The first stage of Port Posiet’s technical revamping provisions for a cargo turnover growth to up to 7 million tonnes a year. With the new coal export terminal, the port will be able to unload some 400 wagons a day (28,000 tonnes of coal) and load about 30,000 tonnes of coal daily onto cargo vessels.
The coal export terminal’s equipment was produced by the German-based
ThyssenKrupp concern, whose experts are currently overseeing start-up and commissioning works. The complex’s chief characteristic is its use of car tipping machines, which technology makes unloading more intensive while minimizing damage to the wagons. The terminal also comprises storage equipment.
The terminal’s production line is equipped with magnet collectors that can eliminate foreign impurities that could contaminate the coal during transport.
To unload coal in wintertime, the terminal employs a defreezing facility with infrared electric heaters. The coal export terminal is operated remotely from a single monitoring center.
Port Posiet’s modernization will have a positive impact on Posiet village’s environment. The new complex is equipped with highly efficient aspiration and dust-control systems which create an atomized water veil, which provides additional protection for the environment.
The coal export terminal is due to be launched into testing and industrial operation in the second quarter of 2014, which will mean completion of the first stage of Port Posiet’s technical revamping investment project. The second stage is planned to be implemented in the next few years. The second stage includes construction of a deep-water berth and bottom dredging of the approach channel for Panamax-type vessels of up to 60,000-tonne cargo capacity.
“We expect that Port Posiet’s modernization will enable us to improve its attraction for cargo recipients in Asia Pacific and accordingly increase coal sales. Also, by improving the port’s capacity up to 7 million tonnes a year, we are preparing to transship coal products from the Elga deposit. The port’s technical revamping also tackles an important social issue in Primorye Region’s
Khasan area, where this will create over 175 new jobs,” Mechel OAO’s Chief
Executive Officer Oleg Korzhov noted.
***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.videman@mechel.ru
 ***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 12, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO